Exhibit 21.1

Name of Subsidiary	Jurisdiction

Gridsum Holding (China) Limited	Hong Kong

Dissector (Beijing) Technology Co. Ltd.	PRC

Gridsum Holding (Beijing) Co., Ltd.	PRC

Beijing Gridsum Technology Co., Ltd.	PRC

Beijing Moment Everlasting Ad Co., Ltd.	PRC

Guoxinjunhe (Beijing) Technology Co., Ltd.	PRC

Beijing Yunyang Ad Co., Ltd.	PRC